

SECURITIES AND EXCHANGE COMMISSION

05042161

ANNUAL AUDITED REPORT
FORM X -17a-5
PART III

SEC FILE NUMBER

8-51684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.


SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C.
179
SECTION

OFFICE USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras 210-220-5880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Frost Bank Tower (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:
- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Muras, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SONYA CISNEROS
Notary Public
State of Texas
My Commission Expires
June 2, 2007
NOTARY PUBLIC
THE STATE OF TEXAS

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Securities, Inc.

Statements of Financial Condition

	December 31, 2004	December 31, 2003
Assets		
Cash and cash equivalents	$ 2,525,300	$ 1,919,064
Receivable from National Association of Securities Dealers	-	9,628
Premises and equipment, net of accumulated depreciation of $406,065 in 2004 and $334,965 in 2003	265,763	336,863
Investment in limited partnership	-	199,003
Investment in private placement of common stock	65,000	65,000
Deferred taxes	19,787	14,146
Prepaids and other assets	79,544	78,920
Total assets	$ 2,955,394	$ 2,622,624
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued payroll and incentives	$ 276,309	$ 257,785
Other accrued expenses	95,838	208,282
Reserves for employee benefit plans	76,210	66,348
Current payable to parent company related to federal income taxes	281,629	165,499
Total liabilities	729,986	697,914
Stockholder's equity:		
Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	18,090,737	18,185,012
Retained earnings (deficit)	(15,865,330)	(16,260,303)
Total stockholder's equity	2,225,408	1,924,710
Total liabilities and stockholder's equity	$ 2,955,394	$ 2,622,624

See accompanying notes.